UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 378th MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 12th, 2019

1          DATE, TIME AND PLACE: At 8:00 p.m, on June 12th, 2019, at the Santander Headquarters, located at Avenida Presidente Juscelino Kubistchek, 2235 – 27th floor, Vila Olímpia, in the city of São Paulo, state of São Paulo.

2 CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3 ATTENDENCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4 PRESIDING BOARD: Chairman - Bo Wen and Secretary - Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its content. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To approve the issuance price of twenty-seven Reais and fifty cents (R$ 27.50) per Share under the Offering (“Price per Share”). The Price per Share was fixed exclusively based on the collection of investment intentions (“Bookbuilding”) carried out, in Brazil, under the coordination of Banco Itaú BBA S.A., Banco Santander (Brasil) S.A, Banco Bradesco BBI S.A., Banco BTG Pactual S.A. and Banco Morgan Stanley S.A., with professional investors, as set forth in article 9-A of CVM Instruction No. 539, of November 13, 2013, as amended, resident and domiciled or headquartered in Brazil (“Professional Investors”) and, abroad, with Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., Banco BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC, together with certain foreign investors, (jointly with the Professional Investors, the “Institutional Investors”). The Price per Share was calculated based on the manifestations of interest according to the quality and quantity of demand (by volume and price) collected from Institutional Investors during the Bookbuilding. The choice of the criterion for setting the Price per Share is justified by the fact that the Price per Share was set after the Bookbuilding Procedure, and there will be no unjustified dilution of the current shareholders of the Company, pursuant to article 170, paragraph 1, Item III of the Brazilian Corporate Law.

(ii) To approve the increase in the Company's capital, within the limit of its authorized capital, in the amount of three billion, two-hundred and twelve million, four-hundred and seventy thousand, nine-hundred and sixty-five Reais (R$ 3,212,470,965.00), which will change from R$ 5,741,284,174.75 (five billion, seven hundred and forty one million, two hundred and eighty four thousand, one hundred and seventy four Reais and seventy five cents) to eight-billion, nine-hundred fifty-three million, seven-hundred fifty-five thousand, one-hundred and thirty-nine Reais and seventy-five cents (R$ 8,953,755,139.75), through the issuance of 116,817,126 (one hundred sixteen million, eight hundred seventeen thousand and one hundred twenty-six) new common shares, each in the amount of R$ 27.50 (twenty seven reais and fifty cents), all registered, book-entry and without par value (“Common Shares”), which are object of the Offering (“Shares of the Offering”), increasing the Company's capital from 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty six) common shares to 1,134,731,872 (one billion, one hundred thirty-four million, seven hundred thirty-one thousand and eight-hundred and seventy-two) common shares, excluding the preemptive right of the Company’s current shareholders, pursuant to Article 172, item I, of the Law No. 6,404, as of December 15, 1976, and Article 5, paragraph 2nd of the Company’s bylaws. There was no issuance of Additional Shares in the Offering. In accordance with Article 5-B of CVM Instruction 476, the amount of the Shares of the Offering may be increased by the Overallotment Shares in up to fifteen percent (15%) of the total Shares of the Offering, that is, up to 17,522,568 Common Shares (“Overallotment Shares”), in accordance with the option to be granted to the Stabilizing Agent (as defined in the minutes of the Board of Directors Meeting of the Company dated May 29, 2019), under the terms of the Underwriting Agreement, to be used exclusively to implement the share price stabilization activities (“Greenshoe Option”). The Stabilizing Agent, through the Brokerage Firm (as defined in the minutes of the Board of Directors Meeting of the Company dated May 29, 2019), shall have the exclusive right, as of the date of execution of the Underwriting Agreement, including, and for a period up to thirty (30) days as of the date of the beginning of trading of the Shares of the Offering in B3, to exercise the Greenshoe Option, fully or partially, in one or more times, after notifying the other Underwriters, provided that the decision to overallot the Shares is agreed among the Stabilizing Agent and the other Underwriters when determining the Price Per Share.

(iii) To approve the Board of Directors’ verification of the subscription of 116,817,126 (one hundred sixteen million, eight hundred seventeen thousand and one hundred twenty-six) Shares and the resulting approval of the Company's capital increase, due to the resolutions taken in items (i) and (ii) above, in the amount of three billion, two-hundred and twelve million, four-hundred and seventy thousand, nine-hundred and sixty-five Reais (R$ 3,212,470,965.00), through the issuance of 116,817,126 (one hundred sixteen million, eight hundred seventeen thousand and one hundred twenty-six) new common shares, all registered, book-entry and without par value.

(iv) To approve that the Shares should be subscribed and paid-up promptly on the date of settlement of the Offering, in national currency, in immediately available resources, and should grant to their holders the same rights, privileges and restrictions conferred onto the holders of common shares issued by the Company, in accordance with its bylaws and the applicable laws, from the date of the effective payment for the Shares.

(v) To approve the acts that the Company’s Board of Executive Officers has performed up to this date, solely and exclusively, for purposes of carrying out  the Offering and to authorize the Company’s Board of Executive Officers to take all measures and perform all acts to implement the resolutions approved in this meeting, including, but not limited to representing the Company before the CVM, B3, ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, the New York Stock Exchange and the Securities and Exchange Commission, as they may be necessary, and to perform, or cause to be performed, any acts and/or to negotiate, approve and execute any agreements, communications, notifications, certificates, documents or instruments deemed necessary or appropriate to carry out the Offering.

(vi) To approve, in view of the capital increase object of the resolutions of items (ii) and (iii) above, ad referendum by the next shareholders meeting of the Company, the amendment of the caput of article 5 of the Company's bylaws to reflect the increase in the Company's capital that will be in force with the following wording:

“Article 5 - The capital stock of the Company is eight-billion, nine-hundred fifty-three million, seven-hundred fifty-five thousand, one-hundred and thirty-nine Reais and seventy-five cents (R$ 8,953,755,139.75), fully subscribed and paid in, divided into 1,134,731,872 (one billion, one hundred thirty-four million, seven hundred thirty-one thousand and eight hundred seventy-two) common shares, all nominative, book-entry shares with no par value.”

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Li Hong, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

1.

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

São Paulo, June 12th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 13, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.